Exhibit 99.01
News release...
Date: 26 November 2007
Ref: PR579g
Rio Tinto poised for exceptional growth
Rio Tinto today presents its annual investor seminar setting out in detail its strategy and growth plans.
Chief executive Tom Albanese and some of his senior management team will provide additional information to investors on the significant value within Rio Tinto and how the Group’s portfolio of assets and growth options are exceptionally well placed to benefit from the global rise in demand for metals and minerals.
Five key value drivers will be outlined:
•	An exceptional growth strategy in iron ore and a strong pricing outlook, with a conceptual pathway to treble production to over 600 million tonnes per annum.

•	Positioned as the world’s leading aluminium and bauxite producer with an excellent portfolio of growth projects and a strong market outlook. Anticipated post tax synergies resulting from the Alcan integration have been increased by more than 50 per cent from US$600 million to US$940 million per annum.

•	As one of the world’s leading copper businesses Rio Tinto has an impressive pipeline of exciting projects with interests in many of the world’s largest undeveloped mineralisation opportunities. Recent exploration at the La Granja project in Peru has highlighted the potential for doubling forecast production to in excess of 500,000 tonnes per annum.

•	An increase in the divestment target from at least US$10 billion to at least US$15 billion following a strategic review.

•	A capital management strategy focused on enhancing shareholder returns from cash flow while providing flexibility for ongoing growth. The total 2007 dividend will be increased by 30 per cent with a further annual total increase of no less than 20 per cent in each of the following two years. This reflects the Board’s confidence in the business.
Tom Albanese said: “The rise in global mineral demand is a trend that we expect to continue for decades because of fundamental demographic and economic shifts, especially in developing economies like China and India. We believe that the value in Rio Tinto is yet to be fully reflected by the market.
“We believe we have a better growth pipeline than our competitors, which puts Rio Tinto in a strong position to supply the metal-hungry world. We have the people, execution capability and resources to work smarter, faster and better than our competitors. We also believe our track record of delivery is unrivalled and we look forward with confidence to a hugely exciting future.”
Cont.../
Rio Tinto plc 6 St James’s Square London SW1Y 4LD
Telephone 020 7930 2399 Fax 020 7930 3249
Registered Office: 6 St James’s Square London SW1Y 4LD Registered in England No. 719885

The seminar will be webcast live at 09.00 GMT/20.00 Australian Eastern Daylight Saving Time on the Rio Tinto website, www.riotinto.com, on Monday, 26 November and available online afterwards. A copy of the presentation as well as a transcript of the presentation will also be available on the Rio Tinto website.
Five key value drivers in detail:
1.	Exceptional growth prospects in iron ore and strong pricing outlook

•	Conceptual pathway to production of over 600 million tonnes per annum, including 420 million tonnes per annum from the Pilbara.

•	US$2.4 billion has been committed to develop the Mesa A and Brockman 4 iron ore deposits in the Pilbara in Western Australia.

•	Targeted additional mineralisation in the Pilbara region of 20 to 30 billion tonnes and 8 to 11 billion tonnes at Simandou in Guinea (non-JORC compliant Rio Tinto estimates).

•	Pilbara rail and port infrastructure secures Rio Tinto’s position as the premier supplier, positioning Rio Tinto to reap maximum benefit from strong pricing outlook.

•	Simandou is a major new, high quality haematite deposit (with a targeted grade of 65 per cent iron) in proximity to the Atlantic Basin and the Middle East. Simandou has a potential production capacity of 70 million tonnes per annum with options to expand to 120 million tonnes per annum and 170 million tonnes per annum in the future. Feasibility studies are likely to be completed by 2010 with first production in 2013.

•	Demonstrated capability to deliver growth with a compound annual growth rate in iron ore production of 14.8 per cent over the period from 1999 to 2007.

2.	Number one position in global aluminium with excellent growth and market outlook following integration of Alcan

•	Strong outlook for pricing and demand.

•	Post tax synergy target from Alcan integration increased to US$940 million per annum (up from US$600 million), deliverable by the end of 2009.

•	Enhanced growth options to achieve number one global position in alumina and retain number one position in bauxite and aluminium.

•	Strong fit with strategic focus on the best assets in the aluminium industry – competitively positioned operations with improving cost position backed by hydro power.

•	Cutting edge technology, global reach and operational expertise to capitalise on the demand outlook.

•	Renewed focus on upstream assets with decision to explore divestment of the Engineered Products division.

•	Attractive growth opportunities in alumina refining with expansions at Yarwun and Gove and primary aluminium smelting with expansion at Kitimat in British Columbia, a new smelter in Oman and other projects in Abu Dhabi, Malaysia and South Africa

3.	One of the world’s leading copper businesses with an impressive pipeline of projects

•	Low position on cash cost curve.

•	Excellent long term growth prospects with interests in many of the world’s largest undeveloped copper targets.

•	La Granja in Peru has targeted mineralisation of 4 to 8 billion tonnes at a copper equivalent grade of 0.5 per cent (a non-JORC compliant Rio Tinto estimate). The mine has the potential to produce in excess of 500,000 tonnes per annum, double what was previously anticipated. It was acquired in 2005 for US$22 million plus a work commitment of US$60 million. First production is expected in 2014
•	Development work on Oyu Tolgoi is progressing well with significant further exploration potential in Mongolia. Average production is projected at 440,000 tonnes per annum of copper and 320,000 ounces per annum of gold over the projected life of the mine.

•	Significant extension options in copper, gold, and molybdenum at Kennecott Utah Copper operations and upside on the Resolution project.

•	Nickel projects in Indonesia and the US offer a pathway to becoming a top tier global nickel producer.
4.	Raising divestment target from at least US$10 billion to at least US$15 billion following strategic review
•	Asset divestment target following the Alcan acquisition raised from at least US$10 billion to at least US$15 billion following the completion of a strategic review, which has highlighted approximately US$30 billion of potential divestments.

•	Rio Tinto will explore options for the sale of a shortlist of assets. These are all good businesses and any sales will be value driven and dependent on price. The following businesses are included in the short list:
o	Rio Tinto Alcan Packaging (previously announced)

o	Rio Tinto Energy America (previously announced)

o	Rio Tinto Alcan Engineered Products (global)

o	Cortez/Pipeline (gold, 40 per cent stake, US)

o	Greens Creek (zinc, lead, silver, 70 per cent stake, US)

o	Rio Tinto Minerals Talc (Europe, Australia, North America)

o	Northparkes (copper/gold, 80 per cent stake, Australia)

o	Sweetwater (uranium project, not operational, US)

o	Kintyre (uranium project, not operational, Australia)
5.	Capital management strategy focused on enhancing shareholder returns and providing flexibility for ongoing growth.
•	The total 2007 dividend will be increased by 30 per cent with a further annual total increase of no less than 20 per cent in each of the following two years, reflecting the Board’s belief in the business.

•	Estimated post tax US$1.7 billion per annum cash flow enhancement expected by 2010.

•	Financial strength to pursue capital expenditure programme, forecast at U$9 billion in 2008 and 2009, while maintaining the goal of a single A credit rating and a commitment not to raise equity as part of the refinancing of the debt incurred in the Alcan transaction.
About Rio Tinto
Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.
Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.

Dial in numbers for conference call at 9am (GMT)

UK	+44 (0)20 7806 1953

Australia	+61 (0)2 8223 9661

Singapore	+65 6823 2213

Hong Kong	+852 3002 1355

Japan	+81 (0)3 3570 8227

International:	+44 (0)20 7806 1950

Access Code:	8345606
For further information, please contact:

Media Relations, London	Media Relations, Australia

Christina Mills	Ian Head
Office: +44 (0) 20 8080 1306	Office: +61 (0) 3 9283 3620
Mobile: +44 (0) 7825 275 605	Mobile: +61 (0) 408 360 101

Nick Cobban	Amanda Buckley
Office: +44 (0) 20 8080 1305	Office: +61 (0) 3 9283 3627
Mobile: +44 (0) 7920 041 003	Mobile: +61 (0) 419 801 349

Media Relations, US	Media Relations, Canada

Nancy Ives	Bryan Tucker
Mobile: +1 619 540 3751	Office: +1 514 848 8511

Investor Relations, London	Investor Relations, Australia

Nigel Jones	Dave Skinner
Office: +44 (0) 20 7753 2401	Office: +61 (0) 3 9283 3628
Mobile: +44 (0) 7917 227 365	Mobile: +61 (0) 408 335 309

David Ovington	Investor Relations, North America
Office: +44 (0) 20 7753 2326
Mobile: +44 (0) 7920 010 978	Jason Combes
Office: +1 (0) 801 685 4535
Mobile: +1 (0) 801 558 2645
Email: questions@riotinto.com
Website: www.riotinto.com
High resolution photographs available at: www.newscast.co.uk
Photos from today’s presentation will be available from 11.45am (UK time) at: http://www.piranhaphotography.com/rio-tinto

Forward looking statements
This article includes “forward-looking statements”. All statements other than statements of historical facts included in this article, including, without limitation, any regarding Rio Tinto’s financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to Rio Tinto’s products), are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Rio Tinto, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.
Such forward-looking statements are based on numerous assumptions regarding Rio Tinto’s present and future business strategies and the environment in which Rio Tinto will operate in the future. Among the important factors that could cause Rio Tinto’s actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others, levels of demand and market prices, the ability to produce and transport products profitably, the impact of foreign currency exchange rates on market prices and operating costs, operational problems, political uncertainty and economic conditions in relevant areas of the world, the actions of competitors, activities by governmental authorities such as changes in taxation or regulation and such other risk factors identified in Rio Tinto’s most recent Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”) or Form 6-Ks furnished to the SEC. Forward-looking statements should, therefore, be construed in light of such risk factors and undue reliance should not be placed on forward-looking statements. These forward-looking statements speak only as of the date of this article. Rio Tinto expressly disclaims any obligation or undertaking (except as required by applicable law, the City Code on Takeovers and Mergers (the “Takeover Code”), the UK Listing Rules, the Disclosure and Transparency Rules of the Financial Services Authority and the Listing Rules of the Australian Securities Exchange) to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in Rio Tinto’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.
Nothing in this article should be interpreted to mean that future earnings per share of Rio Tinto plc or Rio Tinto Limited will necessarily match or exceed its historical published earnings per share.
Subject to the requirements of the Takeover Code, none of Rio Tinto, any of its officers or any person named in this article with their consent or any person involved in the preparation of this article makes any representation or warranty (either express or implied) or gives any assurance that the implied values, anticipated results, performance or achievements expressed or implied in forward-looking statements contained in this article will be achieved.
Responsibility statement
The Directors of Rio Tinto plc and Rio Tinto Limited accept responsibility for the information contained in this announcement. To the best of the knowledge and belief of the Directors of Rio Tinto plc and Rio Tinto Limited (who have taken all reasonable care to ensure that such is the case), the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.
Subject to the above, none of Rio Tinto, any of its officers or any person named in this announcement with their consent or any person involved in the preparation of this announcement makes any representation or warranty (either express or implied) or gives any assurance that the implied values, anticipated results, performance or achievements expressed or implied in forward looking statements contained in this presentation will be achieved.
Mineralisation data
The targeted additional mineralisation figures in this announcement are based on Rio Tinto’s exploration and production experience in the relevant regions, including an assessment of tenure areas using surface mapping, drilling results and other information. The potential mineralisation is conceptual in nature – there has been insufficient exploration to define a mineral resource and it is uncertain if further exploration will result in the determination of a mineral resource.